BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

December 12, 2025

BNY Mellon Funds Trust

-BNY Mellon National Short-Term Municipal Bond Fund

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation

To Whom It May Concern:

Effective December 31, 2025, BNY Mellon Investment Adviser, Inc. ("BNYIA"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon National Short-Term Municipal Bond Fund (the "Fund"), a series of BNY Mellon Funds Trust (the "Trust"), as follows:

Until December 31, 2026, BNY Mellon Investment Adviser, Inc. will waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of the fund shares (excluding taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 0.44%. On or after December 31, 2026, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the Fund, upon the approval of the Board of Trustees of the Trust and BNYIA to lower the net amounts shown and may only be terminated prior to December 31, 2026, in the event of termination of the Management Agreement between BNYIA Adviser and the Trust with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Windels
                                                          James Windels
                                                          Director

Accepted and Agreed To:

BNY MELLON FUNDS TRUST,

On Behalf of BNY Mellon National Short-Term Municipal Bond Fund

By: /s/ Sarah S. Kelleher
 Sarah S. Kelleher
Secretary